April 30, 2015

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:      Barnwell Industries, Inc.
Form 10-K for Fiscal Year ended September 30, 2014
Filed December 18, 2014
Definitive Proxy Statement on Schedule 14A
Filed January 15, 2015
File No. 001-05103

Dear Mr. Schwall,

This letter serves as the response of Barnwell Industries, Inc. (“Barnwell” or the “Company”) to the comment letter, dated April 20, 2015, of the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Form 10-K and Definitive Proxy Statement.

Set forth below are the Staff’s numbered comments and the Company’s responses thereto.

Form 10-K for Fiscal Year Ended September 30, 2014

Contingencies, page 50

Staff Comment:

1.
Provide a more fulsome explanation of the environmental remediation costs. Among other things, explain when and why these costs were incurred. Address what kind of notice you received on this matter and from what regulatory agency.

Company Response:

The Dunvegan and Wood River properties are non-operated oil and natural gas properties in which we hold a minority ownership interest; Dunvegan 8.9%; Wood River 7.9%. As such, we are not involved in the day-to-day operations of the properties.

In the quarter ended March 31, 2013, the Company was informed by the operators of the Dunvegan and Wood River properties that soil contamination had occurred over time at certain well sites and along pipelines at their respective operated properties which the operators were previously unaware of. Accordingly, the Company accrued an estimate for probable environmental remediation costs for both the Dunvegan and Wood River properties in the quarter ended March 31, 2013, based on documentation provided by the operators, which included a mail ballot and authorization for expenditure (“AFE”) sent to all owners in the properties for approval of estimated project costs.  The Company accrued its share of the remediation costs based on its ownership interest in each of the properties.  The accrual has subsequently been adjusted for revised cost estimates received from the property operators and payments made by the Company. The accrual is subject to change as remediation efforts continue and evolve but we have recognized the best estimate of remediation costs as of September 30, 2014.

The Company has not had any direct communications with regulatory agencies regarding these soil contamination issues as it is not the operator of the subject properties.

Exhibits, page 100

Staff Comment:

2.
We note your disclosure at pages 46-47 that you have in place a credit facility with Royal Bank of Canada and a non-revolving real estate loan agreement with a Hawaii bank. Please refer to Item 601(b)(10)(i) and file such agreements as exhibits to your filing.

Company Response:

The Company respectfully requests that it not be required to amend its Form 10-K for the year ended September 30, 2014 to file the Royal Bank of Canada credit facility and real estate loan agreements and that the Commission permit the Company to file the credit facility agreement and the real estate loan agreement, including any amendments thereto, with its Form 10-Q for the quarter ended March 31, 2015, which the Company plans to file on or about May 13, 2015. Additionally, the Company will file the April 2015 amendment to the Canadian credit facility agreement at that time.

In connection with the above, Barnwell Industries, Inc. hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings, including those referenced above;

•
staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, including those referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after review hereof, you should have additional questions or should need any additional information, please contact the undersigned at (808) 531-8400.

Very truly yours,

/s/ Russell M. Gifford

Russell M. Gifford
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary

cc:	Christopher J. Doyle, Stroock & Stroock & Lavan LLP
Nelson K. Lau, KPMG LLP